Ulta Salon, Cosmetics & Fragrance, Inc.
1000 Remington Blvd. Bolingbrook, IL 60440 Tel: (630) 410-4800

September 25, 2013

VIA EDGAR CORRESPONDENCE

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ulta Salon, Cosmetics & Fragrance, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2013
Filed April 3, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 24, 2013
Form 10-Q for the Fiscal Quarter Ended August 3, 2013
Filed September 12, 2013
File No. 001-33764

Dear Ms. Ransom:

On behalf of Ulta Salon, Cosmetics & Fragrance, Inc. (the “Company”), I am responding to the comment letter dated September 23, 2013 with respect to the above-referenced filings. Based on a telephonic discussion on September 25, 2013 between Richard Meller of Latham & Watkins LLP, counsel to the Company, and Liz Walsh of the Staff of the Division of Corporation Finance, we hereby confirm that the Company expects to respond to the Staff’s comment letter on or before October 23, 2013.

If you have any questions or comments, or if you require any additional information, please call me at (630) 410-4807.

Sincerely yours,

/s/ Scott M. Settersten
Scott M. Settersten Chief Financial Officer and Assistant Secretary